Toro Ventures Inc.

2498 West 41st Ave, Suite 232

Vancouver, BC

Canada V6M 2A7

Phone: (604) 618-9110

December 5, 2005

Via Mail and Facsimile to 202-772-9369

Lesli L. Sheppard

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Toro Ventures Inc.

Amendment No. 3 to Registration Statement on Form SB-2

Filed November 16, 2005

File No. 333-127520

Dear Ms. Sheppard:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Toro Ventures Inc. directly at the numbers provided above.

General

  Please find a complete set of financial statements for the most recent audited period April 11, 2005 to June 30, 2005 as well as the quarter ended September 30, 2005.

  Consent of Independent Registered Public Accounting Firm

  Please find our accountant's consent updated and amended to include a proper signature.

  Financial Statements

  General

  Please find our statement revised as per your request.
  Please find our filing amended as per your comments.

  Independent Auditor

  We have instructed Mr. Gee to contact the Office of the Chief Accountant to request the review process to begin right away. From our due diligence and our referral contacts, we believe that Mr. Gee has demonstrated prior knowledge and experience in applying U.S GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements in his prior work. Mr. Gee has assured us of his qualifications and we believe this issue stems from a simple misunderstanding. We hope that this misunderstanding will not delay the review of our latest amendment.

  Note 2 - Summary of Significant Accounting Policies - Investment in Franchise

  Please find our financial statement for the quarter ended September 30, 2005 revised to record amortization during this quarter. We have also revised our note 2 to indicate that we will be using the straight line method to amortize this asset.

  Note 5 - Share Capital

  Please find Note 5 revised to present the number of shares issued and cash received in a tabular format.

Cash Flow Statement

8. Please find our cash flow statements amended as per your comments

Financial Statements, as at September 30, 2005 and June 30, 2005

9. Please find our headings revised as per your comments

Notes to the financial statements for the three months ended September 30, 2005

10. Please find appropriate footnote disclosures for the three months ended September 30, 2005.

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